Exhibit 7.1

Tenaris – Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2017	2016	2015

Cash and cash equivalents	330,221	399,737	286,547
Other current investments	1,192,306	1,633,142	2,140,862
Bonds and other fixed income	123,498	248,049	393,084
Liquid financial assets	1,646,025	2,280,928	2,820,493
Total assets	14,398,218	14,003,275	14,886,974
Ratio	11%	16%	19%

Tenaris – Total Liabilities to Total Assets Ratio

	At December 31,
Thousands of U.S. dollars	2017	2016	2015

Total liabilities	2,817,248	2,590,203	3,020,918
Total assets	14,398,218	14,003,275	14,886,974
Ratio	0.20	0.18	0.20

Tenaris – Current borrowings to total borrowings

	At December 31,
Thousands of U.S. dollars	2017	2016	2015

Current borrowings	931,214	808,694	748,295
Total Borrowings	965,859	840,236	971,516
Ratio	0.96	0.96	0.77